Exhibit 16.1

Tel: 312-856-9100	330 N. Wabash, Suite 3200
Fax: 312-856-1379	Chicago, IL 60611
www.bdo.com

November 30, 2012

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 26, 2012, to be filed by our former client, General Employment Enterprises, Inc. We do not disagree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent members firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.